SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-291

TNP Enterprises, Inc.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
TNP Enterprises, Inc.	Texas	2 Robbins Lane, Suite 201 Jericho, NY 11753 Holding Company
Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility Company
First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation
TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

Texas Generating Company, LP*	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose limited Partnership (presently inactive)
Texas Generating Company II, LLC**	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose limited liability company (presently inactive)
Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation
First Choice Power Special Purpose, Inc.+	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

*	TNMP owns a 99% limited partnership interest. Texas Generating Company II, LLC, the general partner, owns the remaining one percent interest.
**	A wholly owned subsidiary of Texas-New Mexico Power Company
+	A wholly owned subsidiary of First Choice Power, Inc.

2. The following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

The claimant owns all of the issued and outstanding common stock of its principal operating subsidiaries: TNMP, an electric public utility corporation, and First Choice Power (FCP), a retail electric provider.

TNMP provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 47,700 customers in nine municipalities and adjacent rural areas in New Mexico. No subsidiary of TNMP is a public utility under the Act, owns any transmission, distribution or generation facilities, or engages in any transmission, distribution or generation activities.

Within Texas, TNMP is a regulated public utility that during 2003 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that

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TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

•	56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

•	14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

•	Six communities in far west Texas between Midland and El Paso.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas. Neither the claimant nor any of its subsidiaries own or operate any generation facilities.

3. Certain information, for the calendar year 2003 with respect to claimant and its subsidiaries is provided in the following chart:

(a) MWH sold and related revenues are as follows:

Dollar Revenues From Sales
Retail	$814,766,000
Wholesale	—

Total	$814,766,000

(b) MWH sold and related revenues at retail in (a) above, are as follows:

	MWH	Retail Revenues
Texas—TNMP	6,216,260	$136,514,000
Texas—FCP	8,093,164	678,015,000
Intercompany Elimination		(98,503,000)

Total Texas		716,026,000
New Mexico	965,727	98,740,000

Total		$814,766,000

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(c) MWH sold and related revenues at wholesale in (a) above, are as follows:

	MWH	Wholesale Revenues
Texas—TNMP	—	$—
Texas—FCP	—	—

Total Texas		—
New Mexico	—	—

Totals		$—

(d) MWH purchased and related expenses are as follows:

	MWH	Purchased Power Expenses
Texas—TNMP	(17,724)	$(424,000)
Texas—FCP	8,565,053	451,684,000

Total Texas		451,260,000
New Mexico	1,011,165	68,249,000

Totals		$519,509,000

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

Exhibit A. Presented are:

•	a consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 2003,

•	a consolidating balance sheet of the claimant as of the close of the 2003 calendar year, and

•	consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2003 calendar year.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2003, including Item Nos. 1, 2, and 3.

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The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

TNP Enterprises, Inc.

	By	/s/ Theodore A. Babcock

Corporate Seal		Theodore A. Babcock
Attest:		Chief Financial Officer

/s/ Kathleen A. Marion

Kathleen A. Marion, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Kathleen A. Marion, Secretary

TNP Enterprises, Inc.

2 Robbins Lane, Suite 201

Jericho, NY 11753

With a copy to

Paul W. Talbot, Senior Counsel

Texas-New Mexico Power Company

4100 International Plaza

Fort Worth, TX 76109

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Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME (LOSS)

For the Year Ended December 31, 2003

(Amounts in Thousands)

	Texas-New Power Mexico Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
OPERATING REVENUES	$249,488	$695,300	$—	$—	$(109,295)	$835,493

OPERATING EXPENSES:
Purchased power	67,825	451,684	—	—	—	519,509
Other operating and maintenance	65,997	254,194	1	8,112	(109,295)	219,009
Accrual for payment to TNMP	—	3,201	—	—	—	3,201
Depreciation of utility plant	28,631	299	—	6	—	28,936
Taxes other than income taxes	21,227	6,892	30	417	—	28,566

Total operating expenses	183,680	716,270	31	8,535	(109,295)	799,221

OPERATING INCOME (LOSS)	65,808	(20,970)	(31)	(8,535)	—	36,272

INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS
Interest on long-term debt	25,279	526	—	33,849	—	59,654
Other interest and amortization of debt-related costs	3,621	597	—	4,197	(184)	8,231
Other income and deductions, net	(2,079)	(88)	(66)	(12,129)	12,211	(2,151)

Total	26,821	1,035	(66)	25,917	12,027	65,734

INCOME (LOSS) BEFORE INCOME TAXES	38,987	(22,005)	35	(34,452)	(12,027)	(29,462)
Income taxes	13,705	(8,727)	12	(16,259)	—	(11,269)

NET INCOME (LOSS)	25,282	(13,278)	23	(18,193)	(12,027)	(18,193)
Dividends on preferred stock and other	—	—	—	22,086	—	22,086

INCOME (LOSS) APPLICABLE TO COMMON STOCK	$25,282	$(13,278)	$23	$(40,279)	$(12,027)	$(40,279)

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF RETAINED EARNINGS

For the Year Ended December 31, 2003

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
BALANCE AT DECEMBER 31, 2002	$54,516	$8,935	$1,209	$(8,214)	$(29,989)	$(34,671)	$(8,214)
Net income (loss)	25,282	(13,278)	23	(18,193)	—	(12,027)	(18,193)
Dividends on preferred stock	—	—	—	(21,648)	—	—	(21,648)
Dividends on common stock	(29,400)	—	(600)	—	(2,955)	32,955	—
Preferred stock discount and warrant accretion	—	—	—	(438)	—	—	(438)

BALANCE AT DECEMBER 31, 2003	$50,398	$(4,343)	$632	$(48,493)	$(32,944)	$(13,743)	$(48,493)

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

December 31, 2003

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,907	$45,045	$210	$15,626	$—	$—	$117,788
Accounts receivable	32,443	74,347	—	(8,927)	201	(3,077)	94,987
Deferred purchased power and fuel costs	135	—	—	—	—	—	135
Other current assets	4,129	8,277	—	143	69	—	12,618

Total current assets	93,614	127,669	210	6,842	270	(3,077)	225,528

UTILITY PLANT	818,288	3,994	—	31	—	(165,915)	656,398
Less: accumulated depreciation	259,670	1,206	—	13	—	(165,915)	94,974

Net utility plant	558,618	2,788	—	18	—	—	561,424

LONG-TERM AND OTHER ASSETS:
Investments in subsidiary companies	—	—	—	305,563	—	(305,563)	—
Other property and investments, at cost	343	—	930	—	—	—	1,273
Goodwill	—	—	—	270,256	—	—	270,256
Recoverable stranded costs	298,651	—	—	—	—	—	298,651
Regulatory tax assets	1,685	—	—	—	—	—	1,685
Deferred charges	28,437	8	95	8,542	—	12,874	49,956

Total long-term and other assets	329,116	8	1,025	584,361	—	(292,689)	621,821

	$981,348	$130,465	$1,235	$591,221	$270	$(295,766)	$1,408,773

CAPITALIZATION AND LIABILITIES
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—	$—	$1,125	$—	$—	$1,125
Accounts payable	13,302	54,937	—	1,008	—	(11,868)	57,379
Other current liabilities	25,914	6,672	103	(2,270)	219	8,793	39,431

Total current liabilities	39,216	61,609	103	(137)	219	(3,075)	97,935

LONG-TERM AND OTHER LIABILITIES
Deferred purchased power and fuel costs	40,844	—	—	—	—	—	40,844
Accumulated deferred income taxes	152,167	(5,471)	—	(9,814)	—	—	136,882
Accumulated deferred investment tax credits	18,459	—	—	—	—	—	18,459
Regulatory liability-accrued cost of removal	38,218	—	—	—	—	—	38,218
Deferred credits	22,839	15,926	—	646	—	12,872	52,283
Long-term debt, less current maturities	423,626	—	—	385,813	—	—	809,439
Redeemable cumulative preferred stock	—	—	—	162,538	—	—	162,538

Total long-term and other liabilities	696,153	10,455	—	539,183	—	12,872	1,258,663

COMMON SHAREHOLDER’S EQUITY:
Common stock	107	1	100	100,000	1	(209)	100,000
Other paid-in-capital	197,751	59,399	400	—	32,994	(290,544)	—
Retained earnings (deficit)	50,398	(4,343)	632	(48,493)	(32,944)	(13,743)	(48,493)
Accumulated other comprehensive loss	(2,277)	3,344	—	668	—	(1,067)	668

Total common shareholder’s equity	245,979	58,401	1,132	52,175	51	(305,563)	52,175

	$981,348	$130,465	$1,235	$591,221	$270	$(295,766)	$1,408,773

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES

Financial Data Schedule

For the Period Ending December 31, 2003

(Amounts in Thousands)

Item No.	Caption Heading	Amount
1	Total Assets	$1,408,773

2	Total Operating Revenues	835,493

3	Net Loss	(18,193)